Filed Pursuant To Rule 433
Registration No. 333-215204
March 13, 2018

www.immuron.com Immuron Limited Oral Immunoglobulins Changing the Paradigms of Care March 2018 ASX:IMC NASDAQ:IMRN

Forward Looking Statement Certain statements made in this presentation are forward-looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward-looking statements. Although Immuron believes the forward-looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ from those expressed or forecasted in the forward-looking statements. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Company Highlights Clinical stage biopharmaceutical company targeting inflammatory-mediated and infectious diseases with oral immunotherapies Validated technology platform with one registered asset generating revenue 2 Lead clinical assets in Phase 2 development for the treatment of multiple high value indications, Fat Liver Disease and CDI. Excellent safety profile, GRAS by FDA, expedited regulatory review and approval process Well positioned to address high unmet medical need in multiple blockbuster markets High-value peer licensing deals and M&A underscore potential upside Company listed on NASDAQ in 2Q 2017 Experienced Management Team and strong support from leading KOLs and institutions (NIH, DoD) 3

Platform Overview: Oral Immunoglobulins 1 2 3 Vaccines Are Antibodies Are Harvested Broad Therapeutic Effect Developed from Colostrum Reduced gut and blood pathogens Induction of responsible for initiating regulatory inflammation T-cells Reduces systemic inflammation + Lowers organ injury Clearance of Strong anti-toxin properties Targeted GUT Decrease toxin levels results in Pathogens decrease gut damage Antigen Specific Antibodies + Adjuvants Generally Regarded as Safe (IgG and IgG1) (GRAS) Platform capable of producing multiple drug candidates Long-term value creation Bovine IgG possesses a unique ability to remain active in the human GI tract Competitive delivering its full benefits to the bacteria found there Advantage Bovine IgG is capable of withstanding the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes in the GI tract Safety established Not absorbed into the blood 4

Immuron's Clinical Programs
Multiple Near-Term Inflection Points

Program	Indications	Development Stage: Pre-Clinical	Phase 1	Phase 2	Phase 3	Program Highlights
Anti-Inflammatory Programs						
IMM-124E	NASH	■	■	■ (through Phase 2)		- Topline results Available
IMM-124E	ASH	■	■	■ (through Phase 2)		- NIH Funded; UVA - Topline results expected 2019
IMM-124E	Pediatric NAFLD	■	■	■ (through Phase 2)		- NIH Funded; Emory University - Topline results expected 4Q 2018
IMM-124E	Colitis	■				Collaboration with Dr. Rogler, Zurich University
IMM-124E	Autism	■				Murdoch Childrens Research Institue, La Trobe & RMIT Universities
Anti-Infective Programs						
IMM-529	*C. difficile*	■	■ (into Phase 1)			- Phase 1/2 initiated 4Q 2017 - Topline results expected Q1 2019
IMM-124E / Shigella Vaccine	Shigella Infections	■				Collaboration with US Army
IMM-124E	Campylobacter; ETEC Infections	■				Collaboration with US Navy

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TRAVELAN

- Hyperimmune bovine colostrum powder 200mg (30 caplets, 24 month shelf life)
- Reduces the risk of TD, reduces the symptoms of minor GI disorders


ALL NATURAL
Travelan
Reduces the risk of Travellers' Diarrhoea
PREVENTION
CLINICALLY PROVEN - OVER 90% PROTECTION
30 CAPLETS
Australian Packaging


Travelan
DIGESTIVE TRACT PROTECTION
WHEREVER YOU ARE
US Packaging

Regulatory Authority	Regulatory Pathway	Indications
TGA	Listed Medicine	• Reduces the risk of travellers' diarrhoea • Reduces the symptoms of minor gastro-intestinal disorders • Antimicrobial
Medsafe (New Zealand)	Not marketed in New Zealand	Not marketed in New Zealand
FDA (USA)	Self-affirmed generally regarded as safe (GRAS) Dietary supplement. FDA does not review dietary supplements for safety and effectiveness	Hyperimmune colostrum dietary supplement
Health Canada	Natural Health Product	Travelan helps reduce the risk of traveller's diarrhea.
EMA (Europe)	Not marketed in Europe	Not marketed in Europe

ARTG Listing for Travelan

http://www.travelanusa.com/

6

Prominent immune-reactive bands of Campylobacter, ETEC and Shigella isolates from Bhutan, Cambodia, Nepal and Thailand Travelan immunoreactivity study: Armed Forces Research Institute of Medical Sciences (AFRIMS) Walter Reed Army Institute of Research (WRAIR) US Naval Medical Research Centre (NMRC) 7

Immuron Limited IMM 124E 2001 NASH Clinical Trial Top Line Results March 2018

SUMMARY: IMM-124E Clinical Trial Results IMM-124E demonstrated good safety and tolerability on both doses A statistically significant effect of IMM-124E to reduce serum levels of LPS A statistically significant and clinically meaningful effect to reduce ALT levels by 30% or more in patients with elevated ALT at enrollment Statistically significant reduction in mean AST compared to placebo. Statistically significant effect to reduce CK-18 compared to placebo IMM-124E was shown to remain in the gut and not cross into the bloodstream No effect on liver steatosis 9

LPS ANTAGONISM
FIRST IN CLASS MoA



Obesity
Diet
Dysbiosis
Leaky Gut
IMM-124E
Translocation of PAMPS
LPS
TLR4
TLR4
TLR4
Stellate Cell
Hepatocyte
Kupffer Cell
Inflammation
Apoptosis
Fibrosis
NAFLD
NASH

- Obesity, Diet and liver disease
- Dysbiosis
- "leaky gut" (LPS)
- Endotoxemia
- LPS engages TLR4
- lipogenesis, inflammation, hepatocyte apoptosis and fibrosis

- Hyperglycemia drives intestinal barrier dysfunction and risk for enteric infection. Thaiss CA et al. Science, 2018
- Non-alcoholic fatty liver and the gut microbiota. Stavros B et al. Molecular Metabolism, 2016
- Age-Associated Microbial Dysbiosis Promotes Intestinal Permeability, Systemic Inflammation, and Macrophage Dysfunction. Thevaranjan N1, et al. Cell Host Microbe 2017.
- Hepatic TLR4 signaling in obese NAFLD. Sharifnia T, et al. Am J Physiol Gastrointest Liver Physiol 2015

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STUDY DESIGN IMM-124E-2001 120 patients, 3-arms, Randomized, double Placebo blind, Placebo 2dose, balanced 1:1:1 design Major Inclusion Criteria Histologically proven NASH ( 12 months) SCREENING IMM-124E 600 mg NASH activity score (NAS) 4 45 D FOLLOW UP 4 W Cytologic ballooning score of at least 1 10% or more macrovesicular steatosis IMM-124E 1200 mg HBA1C of <9.0 11

STUDY ENDPOINTS PRIMARY Safety Hepatic Fat Fraction SECONDARY liver enzymes ALT, AST, GGT Glucose homeostasis and serum lipid profile Serum Bovine Ig Pharmacokinetics Establish recommended dose MoA Lipopolysaccharides (LPS) CK-18 Cytokines Adiponectin and GLP-1 12

STUDY POPULATIONS Patients Screened: N = 237 Screening Failure n = 104 Patients Randomized: N = 133 Early Discont. n = 21 Non-compliance n=8 Major deviations n=2 Study Analysis Sets: PP: 102 FAS: 133 ITT: 133 Definitions: ITT = Intention to Treat FAS = Full analysis set PP = Per Protocol 13

SERUM ALANINE AMINO-TRANSFERASE (ALT) RATE OF SUBJECTS WITH 30% DECREASE (n=94)* p=0.107 30.3% 28.6% 14.3% 35% 30% 25% 20% 15% 10% 5% 0% IMM 1200mg IMM 600mg PLB * outlier sites excluded (site recruiting <3 patients) as commonly practiced in clinical trials 14

SERUM ALANINE AMINO-TRANSFERASE (ALT) RATE OF SUBJECTS WITH 30% DECREASE* * excluded outlier sites, ALT BL >50 P=0.048 40% 35% 30% 25% 20% 15% 10% 5% 0% 36.4% 27.0% 13.6% IMM 1200mg IMM 600mg PLB 15

SERUM LIPOPOLYSACCHARIDES (LPS) RATE OF PATIENTS WITH 15% DECREASE* * Outlier sites excluded, Baseline LPS >250 P = 0.0184 70% 60% 50% 40% 30% 20% 10% 0% 64.3% 59.1% 34.5% IMM 1200mg IMM 600mg PLB 16

SERUM LPS OVERALL RESPONSE TO TREATMENT TERTILE ANALYSIS Analysis aimed at looking at the entire population Shows an overall beneficial effect across all patients Minimizes risk of cut-off selection bias p=0.0715 (1200mg vs. PLB) 17

SERUM CYTOKERATINE-18 (CK-18) RATE OF PATIENTS WITH 15% DECREASE (n=94)* * excluded outliers sites P = 0.0494 45% 40% 35% 30% 25% 20% 15% 10% 5% 0% 38.9% 18.2% 15.2% IMM 1200mg IMM 600mg PLB 18

SERUM CK-18 OVERALL RESPONSE TO TREATMENT TERTILE ANALYSIS Analysis aimed at looking at the entire population Shows an overall beneficial effect across all patients Minimizes risk of cut-off selection bias 19

SERUM ASPARTATE-AMINOTRANSFERASE AST RATE OF SUBJECTS WITH AST DECREASE* >30% (n=94)* * excluded outlier sites 35% 30% 25% 20% 15% 10% 5% 0% P=0.107 30. 14.3% 14.3% IMM 1200mg IMM 600mg PLB 20

ASPARTATE TRANSAMINASE (AST) LINEAR REGRESSION PREDICTED VALUES P=0.0446 21

HEPATIC FAT FRACTION (n=102) No effect seen in any of the arms Since IMM-124E is no anti-steatotic 0.0 -0.5 -1.0 -2.5 0 -1.5 -2.0 Change in HFF (%) from Day 1200mg 600mg Group Placebo LS Mean Std Err 22

PHARMACOKINETICS SERUM BOVINE Ig (n=102) No significant change in any of the arm All curves remain essentially flat 23

SAFETY RESULTS (n=133) All Adverse Events Grade 3-4 subjects (events) SAE1 Events Rx stopped due to AE Death Total 572 28 6 2 1 Placebo n=44 [n(%)] 167 6 (6) 3 0 1 4 600mg IMM124E n=43 [n(%)] 192 6 (12) 1 1 2 0 1200mg IMM124E n=46 [n(%)] 213 5 (10) 2 1 3 0 1 SAE - None determined related to study drug 2 Possibly related to study drug: Worsening of Arthraligia - Grade 2 3 Possibly related to study drug: Diarrhea Grade 1 4 Road accident, Unrelated to study drug 24

SUMMARY IMM-124E demonstrates an outstanding safety profile IMM-124E shows a significant decrease in serum LPS making it the first ever LPS-antagonist drug candidate IMM-124E reduces Liver enzymes IMM-124E demonstrates a significant reduction in CK-18 No change in Hepatic Fat Fraction was demonstrated in any study arm Pharmacokinetics shows no IMM-124E translocation into blood 25

IMM-529 Neutralizing Clostridium difficile, while Sparing the Microbiome

IMM-529 in Clostridium difficile Infection (CDI) Biologic with unique triple mechanism of action - Targets and neutralizes the toxin B, the spores and the vegetative cells Potential to redefine the standard-of-care (SOC) therapy for CDI - Stops virulence, without impacting the microbiome - Compelling data in all three phases of the disease including (1) prevention of primary disease, (2) treatment of primary disease and (3) prevention of recurrence - Orally administrated, safe >70% survival rate in CDI mice treated with IMM-529 vs. <7% survival rate in control groups Potential orphan disease designation; Potential breakthrough / fast track designations Market exclusivity (biologics; High barriers to generic biosimilar entry) 27

IMM-529 for the Treatment of CDI

Market Opportunity	• Therapeutic market is expected to grow from US$356.3 million in 2014 to over $1.5 billion by 2024 – CAGR 15% • Nearly 30,000 patients die each year from C. *difficile* infections (US) • Potential orphan disease (7 years market exclusivity and premium pricing)
Unmet Need	• Vancomycin and metronidazole are the current standard of care, accounting for 80% of patient share (US) • However, therapies are plagued by significant CDI recurrences (1st relapse: 25%; 2nd: 40%; 3rd: 50%) underscoring need for new treatments • There is also growing resistance to vancomycin treatment
IMM-529 Positioning	• Highly differentiated – Neutralizes C. *difficile* but does not impact microbiome • Only asset that targets not only toxin B but also the spores and the vegetative cells responsible for recurrence • Can be used in combination with standard of care • Targets many isolates

Sources: GlobalData, Decision Resources, CDC

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Triple Action MOA
Neutralizing C. *difficile;* Sparing the Microbiome

Spores – Infectious Particles

IMM-529 antibodies bind to multiple epitopes on surface antigens on spores and prevent adheres to host cells and limit germination.

Heat, ethanol and UV resistant. Survive gastric acid, adhere to cells in the colon and germinate.

Vegetative Cells

IMM-529 antibodies bind to multiple epitopes on the surface layer proteins (SLP) on vegetative cells and limit colonization.

Fimbriae and other surface layer proteins (SLP) contribute to bacterial colonization. Fimbriae are used to adhere to other bacteria and to host cells and is one of the primary mechanisms of virulence

Toxin B

IMM-529 antibodies bind to multiple epitopes effectively neutralize toxin B, inhibiting toxin mediated epithelial cell apoptosis and limit toxin translocation into the systemic circulation and inflammatory cascades.

Toxin B is essential for virulence. Toxin B disrupt the cytoskeleton and tight junctions of intestinal epithelial cells.



Dysbiotic microbiota
Microbial metabolites
Consumption, conversion
Host metabolites
1
C. difficile spores
2
Vegetative C. difficile
3
Toxins A and B
sIgA, antitoxin IgA
Inflammatory cytokines
Neutrophils
Damaged epithelium
Increased Th1 cells
Increased Th17 cells
Decreased Tregs

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Results of Pre-Clinical Studies

Prevention Studies



Survival
Percent survival
hours post infection
Uninfected, No treatment
Infected, No treatment
Infected, Non-immune IgG treatment
Infected, IMM-529 treatment
Infected, Vancomycin treatment

Demonstrated ~70% survival rate without use of antibiotics vs. 0% for control group
(P<0.0001)

Treatment Studies



Survival
Percent survival
Days post infection
Uninfected, No treatment
Infected, No treatment
Infected, Non-immune IgG treatment
Infected, IMM-529 treatment
Infected, Vancomycin treatment

Demonstrated ~80% survival rate without use of antibiotics vs. <7% in control group
(P<0.0001)

Relapse Studies



Survival
Percent survival
Days after vancomycin treatment ceased
**
Infected + SOC
Infected + SOC + IMM-529

Demonstrated ~20% relapse rate vs. ~89% relapse rate in control group
(P<0.0027)

All studies statistically significant

Potentially only therapeutic (approved or in development) that can treat all phases of the disease:

1. Prophylaxis
2. Treatment
3. Recurrence

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Phase 1/2 Study Design Phase Study in CDI Initiated 2017 Phase 1/2, randomized, double blind, placebo-controlled clinical study of IMM-529 for the treatment of CDI 60 subjects to be enrolled up to 3 weeks of definitive diagnosis of CDI (at least 20 subjects to be enrolled within the first 72 hours) Subjects randomized to IMM-529 or placebo in a 2:1 ratio Treatment duration: 28 days on top of SOC (vancomycin / metronidazole) Follow-up: 3 months overall Primary objective: To evaluate the safety and tolerability of IMM-529 together with standard of care (SOC) in patients with CDI Secondary objective: To evaluate the effectiveness of IMM-529 together with SOC to treat patients with CDI 31

NASH and C. difficile Comps Indicate Potential for Substantial Growth Company Ticker Program Development Stage Market Cap* Program in NASH ICPT Obeticholic acid Phase 3 US$2.9B GNFT Elafibranor Phase 3 US$1.1B CNAT ENCORE-LF Phase 2 US$195M Program in C. Difficile MCRB SER-109; SER-262 Phase 2 US$423M SMMT SMT19969 Phase 1 US$143M ASMB ABI-M101 Preclinical US$419M *As of May 4, 2017 32

Capital Profile Immuron Limited (ASX:IMC NASDAQ:IMRN) Rank Holder Name Current Qty % Current Top 10 Shareholders 1 HSBC CUSTODY NOM AUST LTD (ADR Program) 19,531,706 14.97% 2 * GRANDLODGE PL 9,056,682 6.94% 3 AUTHENTICS AUST PL 8,624,999 6.61% 4 RETZOS EXECUTIVE PL 3,800,000 2.91% 5 * ANASTASIOU PETER + K P 2,907,236 2.23% 6 INVERAREY PL 2,731,632 2.09% 7 * FIFTY-FIFTH LEPRECHAUN PL 2,645,983 2.03% 8 INSYNC INV PL 2,500,000 1.92% 9 SBI INV PR LLC 2,000,000 1.53% 10 ADVANCE PUBLICITY PL 2,000,000 1.53% TOTAL TOP 20 SHAREHOLDERS 55,798,238 42.76% BALANCE OF SHARES 74,642,224 57.24% TOTAL SHARE ON ISSUE 130,440,462 100.00% * Denotes a Director Related Entity Current Company AUD$51.2M USD$39.5M (9th Mar 2018) Market Capitalization 33

Key Milestones Expected to Drive Value 4Q 1Q 2018 2019 2017 2018 IMM-124E IMM-124E IMM-124E IMM-124E - NASH Phase 2 study - NASH Phase 2 - NASH centric - ASH Phase 2 topline closed topline results transaction results - Pediatric NAFLD Phase 2 topline IMM-529 IMM-529 results - Initiation of Phase - Topline results expected 1/2 Trial in CDI from Phase 1/2 study in CDI Results from colitis preclinical studies and US Army and US Navy trials expected 2018 34

We have filed a registration statement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus dated June 9, 2017 and the prospectus supplements dated November 2, 2017 and January 18, 2018 and the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.

Thank You